UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 23, 2018

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED APPOINTS KELVIN DUSHNISKY AS CEO AND EXECUTIVE DIRECTOR**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

23 July 2018

NEWS RELEASE

AngloGold Ashanti Appoints Kelvin Dushnisky as CEO and Executive Director

(JOHANNESBURG – PRESS RELEASE) – AngloGold Ashanti is pleased to announce the appointment of Kelvin Dushnisky as chief executive officer ("CEO") and an executive director of the Board of Directors of AngloGold Ashanti ("the Board"), effective 1 September 2018. He joins from Barrick Gold Corporation ("Barrick"), where he holds the role of President and Executive Director.

"Following an extremely competitive global search, we're pleased to name someone of Kelvin's calibre and experience to lead this organisation," AngloGold Ashanti Chairman Sipho Pityana, said. "Kelvin brings to us an impeccable set of values, a deep understanding of operating a large, complex global portfolio of mining assets and projects, and a keen familiarity of an evolving geopolitical landscape. He will head a strong, cohesive team committed to executing AngloGold Ashanti's strategy of sustainably improving returns, through disciplined capital allocation."

Mr. Dushnisky, who will relocate to Johannesburg, where AngloGold Ashanti is based, replaces outgoing CEO Srinivasan Venkatakrishnan (Venkat), who departs at the end of August 2018 for a role at London-based Vedanta Resources. Venkat will cease to be a member of the Board with effect from 31 August 2018.

"AngloGold Ashanti has a strong portfolio of assets and an exciting pipeline of organic growth opportunities," said Mr. Dushnisky. "I'm honoured to be selected for this role, and look forward to working alongside a world-class team in building on the excellent work already done, as we unlock the enormous potential that exists in the Company."

Experience

Since his appointment as President of Barrick in 2015, Mr. Dushnisky held direct responsibility for Barrick's overall business and the execution of its operating plans and strategic priorities. This role included oversight of Barrick's activities across Australia, Africa, the Middle East, North America and South America. He also held responsibility for Barrick's relationships with host governments, local communities and other external stakeholders. Prior to this, Mr. Dushnisky held a range of progressively senior positions in Barrick since joining in 2002.

He holds a B.Sc. (Hon.) degree from the University of Manitoba and M.Sc. and J.D. degrees from the University of British Columbia. He is a member of the Law Society of British Columbia, the Canadian Bar Association, the Business Council of Canada, the Institute of the Americas, the Canadian Council for the Americas (Vice-Chair) and the Canadian Chamber of Commerce.

Whilst at Barrick, Mr. Dushnisky represented the company at the World Gold Council and the International Council on Mining and Metals (ICMM). He is a member of the International Advisory Board of the Shanghai Gold Exchange and the Accenture Global Mining Executive Council. Mr. Dushnisky is a Trustee and a member of the Board of Directors of the University Health Network.

Ends

Johannesburg

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	**+27 81 032 2563 / +27 11 637 6031**	sbailey@anglogoldashanti.com
Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

of such risk factors, refer to AngloGold Ashanti's annual reports on Form 20-F filed with the United States Securities and Exchange Commission. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non- GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Website: www.anglogoldashanti.com

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 23, 2018

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance